SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 1)(1)
                               (Final Amendment)

                    COMMODORE SEPARATION TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   202909 10 7
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                                 (CUSIP Number)

                               September 28, 1998
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                               Page 1 of 7 Pages

CUSIP No. 202909 10 7                                          Page 2 of 7 Pages
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(1) Names of Reporting Persons              Commodore Applied Technologies, Inc.

    I.R.S. Identification No. of Above Persons (Entities Only)        11-3312952
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC Use Only

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(4) Citizenship or Place of Organization

    Delaware
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Number of Shares Beneficially Owned by Each Reporting Person With

    (5) Sole Voting Power:

        -0-

    (6) Shared Voting Power:

        -0-

    (7) Sole Dispositive Power:

        -0-

    (8) Shared Dispositive Power:

        -0-

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(9) Aggregate Amount Beneficially Owned by Each Reporting Person

    -0-(1)
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(10) Check box if the Aggregate Amount in Row (9) Excludes Certain Shares    |_|

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(11) Percent of Class Represented by Amount in Row (9)

     0%
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(12) Type of Reporting Person

     CO
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(1)   On December 23, 1998, Commodore Applied Technologies, Inc. ("Applied") and
      Commodore Environmental Services, Inc. ("Environmental") entered into a debt repayment agreement (the "Agreement"). Pursuant to this Agreement, effective on September 28, 1998, Applied transferred 10,000,000 shares of common stock, par value $.001 per share (the "Common Stock"), of the Issuer, representing approximately 87% of the outstanding shares of Common Stock, to Environmental as part of a plan to repay certain debt owed to Environmental. As a result, Applied no longer beneficially owns any shares of the Issuer's Common Stock.

CUSIP No. 202909 10 7                                          Page 3 of 7 Pages


Item 1(a). Name of Issuer:

           COMMODORE SEPARATION TECHNOLOGIES, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

           3240 Town Point Drive, Suite 200
           Kennesaw, Georgia  30144

Item 2(a). Name of Person Filing:

           Commodore Applied Technologies, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

           150 East 58th Street, Suite 3400
           New York, New York  10155

Item 2(c). Citizenship:

           Delaware

Item 2(d). Title of Class of Securities:

           Common Stock, par value $.001 per share

Item 2(e). CUSIP No.:

           202909 10 7

CUSIP No. 202909 10 7                                          Page 4 of 7 Pages


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

      (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company registered under Section 8 of the Investment Company Act.

      (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

CUSIP No. 202909 10 7                                          Page 5 of 7 Pages


Item 4. Ownership

      (a)   Amount beneficially owned:
            -0- shares(1)

      (b)   Percent of class:
            0.0%

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote
                  -0-

            (ii)  Shared power to vote or to direct the vote
                  -0-

            (iii) Sole power to dispose or to direct the disposition of
                  -0-

            (iv) Shared power to dispose or to direct the disposition of -0-

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

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(1)   On December 23, 1998, Applied and Environmental entered into the
      Agreement. Pursuant to this Agreement, effective on September 28, 1998, Applied transferred 10,000,000 shares of Common Stock of the Issuer, representing approximately 87% of the outstanding shares of Common Stock, to Environmental as part of a plan to repay certain debt owed to Environmental. As a result, Applied no longer beneficially owns any shares of the Issuer's Common Stock.

CUSIP No. 202909 10 7                                          Page 6 of 7 Pages


Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certifications.

        Not applicable.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      COMMODORE APPLIED TECHNOLOGIES, INC.


Date: February 9, 1999                By:        /s/ Paul E. Hannesson
                                          --------------------------------------
                                                    Paul E. Hannesson
                                             Chairman of the Board, President,
                                                 and Chief Executive Officer


                               Page 7 of 7 Pages